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                           April 28, 2023

       Mattia Tomba
       Co-Chief Executive Officer
       Alchemy Investments Acquisition Corp 1
       850 Library Avenue, Suite 204-F
       Newark, DE 19711

                                                        Re: Alchemy Investments
Acquisition Corp 1
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed April 5, 2023
                                                            File No. 333-268659

       Dear Mattia Tomba:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1 filed April 5,
2023

       Risk Factors, page 33

   1. Please include a risk factor that describes the potential material effect on your shareholders of the
stock buyback excise tax enacted as part of the Inflation Reduction
                                                        Act in August 2022. If
applicable, include in your disclosure that the excise tax could reduce the trust
account funds available to pay redemptions or that are available to the combined company
following a de-SPAC. Describe the risks of the excise tax applying to redemptions in
connection with:
                                                            liquidations that
are not implemented to fall within the meaning of    complete
                                                            liquidation    in
Section 331 of the Internal Revenue Code,
                                                            extensions,
depending on the timing of the extension relative to when the SPAC completes a de-SPAC
or liquidates, and
 Mattia Tomba
Alchemy Investments Acquisition Corp 1
April 28, 2023
Page 2
            de-SPACs, depending on the structure of the de-SPAC transaction.

      Also describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.
        You may contact Ameen Hamady at 202-551-3891 or Jennifer Monick at 202-551-3295
if you have questions regarding comments on the financial statements and related matters.
Please contact Benjamin Holt at 202-551-6614 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                             Sincerely,
FirstName LastNameMattia Tomba
                                                    Division of Corporation
Finance
Comapany NameAlchemy Investments Acquisition Corp 1
                                                    Office of Real Estate &
Construction
April 28, 2023 Page 2
cc:       Tamar Donikyan, Esq.
FirstName LastName